Exhibit 99.1

OneConnect Announces Third Quarter and Nine Months Ended September 30, 2022 Unaudited Financial Results

Revenue Reached RMB1,069 million and Net Profit Margin Improved to -12.4% for Third Quarter 2022

SHENZHEN, China - (BUSINESS WIRE) - OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service provider for financial institutions in China, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2022.

Third Quarter 2022 Financial Highlights

•	Revenue increased 0.4% year-over-year to RMB1,069 million from RMB1,065 million.
•	Gross margin was 35.1% as compared to 35.5% for the same period of the prior year; non-IFRS gross margin was 38.4%, as compared to 42.2% for the same period of the prior year.
•	Net loss attributable to shareholders was RMB133 million, as compared to RMB270 million for the same period of the prior year. Net profit margin improved to -12.4% compared to -25.3% for the same period of the prior year.
•	Net loss per ADS, basic and diluted, was RMB-0.36 as compared to RMB-0.72 for the same period of the prior year.

	Three Months Ended September 30		YoY	Nine Months Ended September 30		YoY
In RMB’000, except percentages and per ADS amounts	2022	2021		2022	2021
Revenue
Revenue from Ping An Group	599,408	600,998	-0.3%	1,830,690	1,601,298	14.3%
Revenue from Lufax	118,429	112,562	5.2%	354,892	277,200	28.0%
Revenue from third-party customers[1]	351,028	351,021	0.0%	1,035,986	973,594	6.4%
Total	1,068,865	1,064,581	0.4%	3,221,568	2,852,092	13.0%
Gross profit	374,663	378,359		1,133,946	986,516
Gross margin	35.1%	35.5%		35.2%	34.6%
Non-IFRS gross margin	38.4%	42.2%		39.1%	42.6%
Operating loss	(154,878)	(283,078)		(787,391)	(1,024,567)
Operating margin	-14.5%	-26.6%		-24.4%	-35.9%
Net loss to shareholders	(132,563)	(269,658)		(694,937)	(923,340)
Net profit margin	-12.4%	-25.3%		-21.6%	-32.4%
Net loss per ADS[2], basic and diluted	(0.36)	(0.72)		(1.89)	(2.49)

Chairman, CEO and CFO Comments

“Notwithstanding the challenges from the changing macro economy, business operation remained solid in the third quarter, and I am delighted to announce that benefitting from operational efficiency enhancement, we saw significant improvement of profit margin while total revenue remained stable.” said Mr. Shen Chongfeng, Chairman of the Board and Chief Executive Officer, “Macro uncertainties and pandemic control measures continue to weigh on parts of business this quarter, as evidenced by declining usages or volumes of transaction-based products, e.g., auto insurance claim products and lending products and delays in certain implementation projects. As a result, the revenue growth from the affected products slowed down. Other than that, growth remained robust. For example, products such as AI customer services on Gamma Platform have continued their strong momentum, achieving increase in both customer number and revenue. Revenue from our overseas business, which includes the virtual bank in Hong Kong (HK), more than doubled compared with last year. In HK, our credit reference agency Ping An OneConnect Credit Reference Services Agency (HK) Limited has obtained the qualification as the consumer credit reference agency in HK with the potential touch upon the Great Bay Area. In the other overseas market, in September, we announced our collaboration with Abu Dhabi Global Market (ADGM), an international financial center in the capital of the United Arab Emirates (UAE), to empower the development of a SME Financing Platform. We officially established our presence in UAE this October, to promote local digital transformation. Product integration and upgrade continue to feature as an important part of our second stage strategy. In the Digital Insurance segment, we launched a digital and efficient all-in-one platform for life insurance agents, which spans a wide range of insurance services, from digital advisor experience and sales assistant to customer insights. We formed a strategic cooperation with a top-50 international insurance company in connection with the newly-launched product empowering the digital transformation of its life insurance agents in South Africa. In the Digital Banking segment, we have integrated commercial and retail business risk management platforms and built a middle platform based on a unified technology architecture. On top of that, we continued to phase out projects with higher customization or lower return-on-investment (ROI) to enhance product standardization.”

1 Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

2 Each ADS represents three ordinary shares.

Mr. Luo Yongtao, Chief Financial Officer, commented, “We managed to deliver solid business performance in the third quarter against a challenging macro environment. Notwithstanding the COVID impacts, the number of premium-plus customers as of September 30, 2022 increased from 154 to 163 on a year-over-year basis. As a key initiative of our second stage strategy, we continued to optimize our product management strategy, improve ROI and product standardization, and proactively phase out projects requiring heavy customization. Although usages or volumes of products with higher gross margin decreased due to the strict pandemic control measures, we note that gross margin overall in the third quarter remained relatively stable at 35.1%. In terms of our path to profitability, as a nimble and entrepreneurial technology company, we remain adaptive to the changing environment and follow stringent cost control measures, which largely improved our operational efficiency. This quarter, our net profit margin attributable to shareholders improved from -25.3% to -12.4% by 13ppts. In addition, we continued our prudent financial management strategy and remained robust in our cash positions. Looking ahead, we remain unchanged in focusing on growing revenue from our third-party customers and on our mid-term target to achieving profitability.”

Third Quarter 2022 Operational Highlights

Revenue Breakdown

	Three Months Ended September 30		YoY	Nine Months Ended September 30		YoY
In RMB’000, except percentages	2022	2021		2022	2021
Implementation	202,265	189,003	7.0%	544,876	517,026	5.4%
Transaction-based and support revenue					-
Business origination services	93,714	114,662	-18.3%	313,208	350,912	-10.7%
Risk management services	104,801	112,585	-6.9%	303,298	317,562	-4.5%
Operation support services	293,777	280,196	4.8%	865,882	766,912	12.9%
Cloud services platform	296,600	302,936	-2.1%	961,807	745,496	29.0%
Post-implementation support services	13,739	8,953	53.5%	40,533	33,629	20.5%
Others	63,969	56,246	13.7%	191,964	120,555	59.2%
Total	866,600	875,578	-1.0%	2,676,692	2,335,066	14.6%
Total	1,068,865	1,064,581	0.4%	3,221,568	2,852,092	13.0%

Revenue in the third quarter of 2022 rose by 0.4% to RMB1,069 million from RMB1,065 million for the same period in the prior year. The revenue increase was driven by increased implementation revenue, operation support services revenue and other transaction-based and support revenue. However, this was partially offset by the revenue drop from business origination and risk management resulting from pandemic curbs and the Company’s continuous phasing out of low-value projects as a core initiative in the Company’s second stage strategy. Revenue from operation support services rose by 4.8% on year-over-year basis, primarily benefitting from the increased demand for the Company’s Gamma Platform AI customer service and other products. Implementation revenue rose by 7.0% to RMB202 million from RMB189 million for the same period in the prior year, which was driven by the on-going digital transformation in Ping An Group. On the other hand, implementation revenue from third party customers dropped due to the pandemic travel restrictions and the Company’s continuous phase-out of less standardized, low-value projects. Revenue from other transaction-based and support service increased by 13.7% on year-over-year basis. Revenue from business origination decreased by 18.3% on year-over-year basis to RMB94 million from RMB115 million for the same period in the prior year, primarily due to decreased loan volumes as a result of pandemic curbs and macro economy. Revenue from risk management decreased by 6.9% on year-over-year basis, to RMB105 million from RMB113 million for the same period in the prior year, primarily due to the decreased usage volumes of auto insurance claim products and other products which are more susceptible to the virus control measures.

Third quarter 2022 Financial Results

Revenue

Revenue in the third quarter of 2022 increased by 0.4% to RMB1,069 million from RMB1,065 million for the same period in the prior year, primarily driven by more demands for solutions in operation support services, implementation as well as other transaction-based and support services including revenue from the virtual bank in HK, a key part of the Company’s overseas ecosystem business.

Cost of Revenue

Cost of revenue in the third quarter of 2022 was RMB694 million, compared with RMB686 million for the same period in the prior year. Cost of revenue remains largely stable on a year-over-year basis.

Gross Profit

Gross profit dropped to RMB375 million from RMB378 million for the same period in the prior year. Gross margin was 35.1%, compared with 35.5% in the prior year, dropped by 0.5ppts. Non-IFRS gross margin was 38.4%, compared with 42.2% in the prior year. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).” This is a mixed result caused by different factors. On the one hand, with product integration and upgrade being a key initiative in its second stage strategy, we continued to optimize its product strategy, improving ROI and product standardization, and proactively phased out projects requiring heavy customization. On the other hand, usage or volume of products with higher gross margin – such as P&C claim ecosystem and loan products in risk management - decreased due to the strict pandemic restrictions. As a result, gross margin in the third quarter slightly decreased.

Operating Loss and Expenses

Total operating expenses for the third quarter of 2022 amounted to RMB548 million, compared with RMB624 million for the same period in the prior year. As a percentage of revenue, total operating expenses decreased to 51.3% from 58.6%.

•	Research and Development expenses for the third quarter of 2022 reduced to RMB287 million from RMB323 million. As a percentage of revenue, R&D expenses amounted to 26.9%, compared with 30.4% in the prior year. In Q3, we focused on product upgrade, and therefore proactively phased out low-value projects with heavy customization and suspended research and development investment in such areas. Looking ahead, research and development remained a core investment as the Company believes it will solidify its product competitiveness.

•	Sales and Marketing expenses for the third quarter of 2022 decreased to RMB94 million, compared with RMB131 million in the prior year. Benefitting from enhanced sales capability and efficiencies, the Company managed to further reduce its sales labor cost while maintaining the revenue stable. Meanwhile, telecommunication, marketing and travel related expenses also decreased compared with that in the same period of 2021 partially because the Company engaged in fewer marketing activities in light the pandemic curbs. As a percentage of revenue, sales and marketing expenses decreased to 8.8% from 12.3%.

•	General and Administrative expenses for the third quarter of 2022 amounted to RMB167 million, compared with RMB170 million in the prior year. As a percentage of revenue, general and administrative expenses decreased to 15.7% from 15.9%. Notwithstanding HK listing expense included, we are able to decrease general and administrative expense as a result of improving cost efficiency.

As a result of the above, operating loss for the third quarter of 2022 amounted to RMB155 million, compared with RMB283 million for the same period in the prior year. Operating margin improved to -14.5% from -26.6% in the prior year.

Net Loss

Net loss attributable to OneConnect’s shareholders totaled RMB133 million for the third quarter of 2022, versus RMB270 million for the same period in the prior year. Net loss attributable to OneConnect’s shareholders per basic and diluted ADS amounted to RMB-0.36, versus RMB-0.72 for the same period in the prior year. Weighted average number of ADSs for the third quarter was 365,943,562.

Cash Flow

For the third quarter of 2022, net cash used in operating activities was RMB128 million. Net cash generated from investing activities was RMB25 million. Net cash generated from financing activities was RMB62 million.

Conference Call Information

Date/Time

Thursday, November 10, 2022 at 7:00 a.m., U.S. Eastern Time

Thursday, November 10, 2022 at 8:00 p.m., HK Time

Participant online registration link:

https://www.netroadshow.com/events/login?show=8912f17b&confId=43541

The financial results and an archived transcript will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect Financial Technology Co., Ltd. is a technology-as-a-service provider for financial service industry. The Company integrates extensive financial services industry expertise with market-leading technology to provide technology applications and technology-enabled business services to financial institutions. The integrated solutions and platform the Company provides include digital retail banking solution, digital commercial banking solution, digital insurance solution and Gamma Platform, which is a technology infrastructural platform for financial institutions. The Company’s solutions enable its customers’ digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services eco-system. In addition, the Company has successfully exported its technology solutions to overseas financial institutions.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Committee. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

OCFT IR Team

OCFT_IR@ocft.com

Media Relations:

Amy Ding

PUB_JRYZTPR@ocft.com

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
	RMB'000	RMB'000	RMB'000	RMB'000
Revenue	1,068,865	1,064,581	3,221,568	2,852,092
Cost of revenue	(694,202)	(686,222)	(2,087,622)	(1,865,576)
Gross profit	374,663	378,359	1,133,946	986,516

Research and development expenses	(287,221)	(323,328)	(1,027,734)	(963,298)
Selling and marketing expenses	(93,800)	(130,658)	(312,142)	(423,381)
General and administrative expenses	(167,382)	(169,763)	(569,303)	(561,404)
Net impairment losses on financial and contract assets	(148)	(18,374)	(15,073)	(63,274)
Other income, gains or loss-net	19,010	(19,314)	2,915	274
Operating loss	(154,878)	(283,078)	(787,391)	(1,024,567)

Finance income	4,185	2,866	9,421	25,924
Finance costs	(8,344)	(17,402)	(28,005)	(62,003)
Finance costs – net	(4,159)	(14,536)	(18,584)	(36,079)
Share of profit of associate and joint venture	6,100	770	26,402	10,832
Loss before income tax	(152,937)	(296,844)	(779,573)	(1,049,814)

Income tax benefit	12,228	26,870	48,672	82,470

Loss for the period	(140,709)	(269,974)	(730,901)	(967,344)

Loss attributable to:
- Owners of the Company	(132,563)	(269,658)	(694,937)	(923,340)
- Non-controlling interests	(8,146)	(316)	(35,964)	(44,004)

Other comprehensive income, net of tax
Item that will not be reclassified subsequently to profit or loss
- Foreign currency translation differences	193,046	-	397,827	-
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences	47,405	22,821	76,345	(47,764)
- Changes in the fair value of debt instruments at fair value through other comprehensive income	(3,901)	-	(188)	1
Total comprehensive income/(loss) for the period	95,841	(247,153)	(256,917)	(1,015,107)

Total comprehensive income/(loss) attributable to:
- Owners of the Company	103,987	(246,837)	(220,953)	(971,103)
- Non-controlling interests	(8,146)	(316)	(35,964)	(44,004)

Loss per ADS attributable to owners of the Company
(expressed in RMB per share)
- Basic and diluted	(0.36)	(0.72)	(1.89)	(2.49)

ONECONNECT

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30	December 31
	2022	2021
	RMB'000	RMB'000
ASSETS
Non-current assets
Property and equipment	221,847	244,412
Intangible assets	605,765	687,194
Deferred tax assets	749,172	683,218
Financial assets measured at amortized cost from Virtual bank	-	674
Investments accounted for using the equity method	211,748	185,346
Financial assets at fair value through other comprehensive income	837,625	640,501
Contract assets	-	868
Total non-current assets	2,626,157	2,442,213

Current assets
Trade receivables	1,206,143	891,174
Contract assets	187,556	227,895
Prepayments and other receivables	903,626	752,667
Financial assets measured at amortized cost from Virtual bank	2,638	12,711
Financial assets at fair value through profit or loss	919,098	2,071,653
Financial assets at fair value through other comprehensive income	1,116,016	482,497
Derivative financial assets	105,264	-
Restricted cash	441,661	1,060,427
Cash and cash equivalents	1,455,767	1,399,370
Total current assets	6,337,769	6,898,394
Total assets	8,963,926	9,340,607

EQUITY AND LIABILITIES
Equity
Share capital	78	78
Shares held for share incentive scheme	-150,871	-80,102
Other reserves	11,012,425	10,512,631
Accumulated losses	-7,333,562	-6,638,625
Equity attributable to equity owners of the Company	3,528,070	3,793,982

Non-controlling interests	5,136	41,100

Total equity	3,533,206	3,835,082

LIABILITIES
Non-current liabilities
Trade and other payables	297,747	313,834
Contract liabilities	20,217	19,418
Deferred tax liabilities	5,976	9,861
Total non-current liabilities	323,940	343,113

Current liabilities
Trade and other payables	2,442,860	2,137,099
Payroll and welfare payables	376,235	515,067
Contract liabilities	217,451	153,844
Short-term borrowings	328,764	815,260
Customer deposits	1,717,490	1,350,171
Derivative financial liabilities	23,980	190,971
Total current liabilities	5,106,780	5,162,412
Total liabilities	5,430,720	5,505,525

Total equity and liabilities	8,963,926	9,340,607

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
	RMB'000	RMB'000	RMB'000	RMB'000
Net cash (used in) / generated from operating activities	(128,004)	332,706	(921,060)	(895,812)
Net cash generated from investing activities	24,874	657,160	1,532,768	969,587
Net cash generated from / (used in) financing activities	61,575	(20,116)	(630,700)	(1,223,432)
Net (decrease) / increase in cash and cash equivalents	(41,555)	969,750	(18,992)	(1,149,657)
Cash and cash equivalents at the beginning of the period	1,445,058	920,826	1,399,370	3,055,194
Effects of exchange rate changes on cash and cash equivalents	52,264	3,117	75,389	(11,844)
Cash and cash equivalents at the end of period	1,455,767	1,893,693	1,455,767	1,893,693

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2022	2021	2022	2021
	RMB'000	RMB'000	RMB'000	RMB'000
Gross profit	374,663	378,359	1,133,946	986,516
Gross margin	35.1%	35.5%	35.2%	34.6%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	34,912	69,496	120,779	226,136
Depreciation of property and equipment recognized in cost of revenue	597	1,551	2,157	2,749
Share-based compensation expenses recognized in cost of revenue	517	47	1,939	338
Non-IFRS Gross profit	410,689	449,453	1,258,821	1,215,739
Non-IFRS Gross margin	38.4%	42.2%	39.1%	42.6%

Source: OneConnect Financial Technology Co., Ltd.